UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the press release dated June 28, 2002

Global Light Telecommunications Inc.

(Translation of Registrant's name into English)

#530 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2
(Address of Principal Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
(Form 20-F__________ Form 40-F___X___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(check one) Yes __________ No___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Global Light Telecommunications Inc.

By: ____________________
Donald D. MacFayden
Chief Financial Officer

Date: July 5, 2002

Global Light
Telecommunications Inc.

AMEX:GBT
TSX:GGB.U

June 28, 2002

GLOBAL LIGHT REPORTS CHANGES IN BOARD AND CCAA FILING

Vancouver, British Columbia – June 28, 2002 – Global Light Telecommunications Inc. (the "Company") reports that it held its 2002 Annual Meeting today in Vancouver, B.C. Three of the five proposed nominees as announced May 29, 2002 withdrew their names for election. At the meeting two replacement nominees were proposed and elected. The four directors elected were Gordon Blankstein, Paul Witzel, Donald MacFayden, and Robert Gardner, all of whom, except Mr. Witzel, are incumbent directors.

Following the Annual Meeting the Company filed a Petition with the Supreme Court of British Columbia and obtained an order granting it certain relief, including a stay of proceedings and protection from creditors, under the *Companies' Creditors Arrangement Act* ("CCAA"). Pursuant to the order all payments in respect of any debt obligations existing on or before today are suspended pending development of a restructuring plan. The order provides for an initial period of protection for 30 days subject to further extension by the Court and permits the Company to operate in the normal course during this period. PricewaterhouseCoopers Inc. has been appointed by the Court to act as the Company's Monitor pursuant to the provisions of the CCAA. The Company will be seeking to obtain debtor-in-possession financing during the period of the order.

The Company also announces that it will be requesting the American Stock Exchange to delist its shares.

Gordon Blankstein, Chairman of the Company, stated: "The deterioration and the continuing uncertainty in the telecommunications sector has made it impossible to obtain adequate financing under our current structure for our ongoing requirements and commitments. As a consequence we have had to take these steps to ensure that all of our stakeholders are adequately protected so that we can put together and implement a reorganization plan which will give us the best opportunity to maximize the returns for all concerned."

The Company also reports that Manuel Vazquez Arroyo Aldrete, Chairman of Bestel, S.A. de C.V., died last week. The Company expresses its sympathies and condolences to the family of Mr. Vazquez and the employees of Bestel. The Company does not expect that the death of Mr. Vazquez will cause any interruption or impact on the operations or affairs of Bestel.

About Global Light

Global Light holds a 49% interest (undiluted) in each of New World Network Holdings, Ltd. and Bestel, S.A. de C.V. New World Network is a carrier's carrier that provides advanced, high-speed bandwidth capacity to telecommunications companies and Internet Service Providers. New World's network (ARCOS) is an undersea broadband fiber-optic cable network connecting the U.S., Mexico, Central America, South America and the Caribbean. New World owns an approximate 86% interest in ARCOS. Bestel is a facilities-based telecommunications company in Mexico that provides domestic and international broadband services to carriers, wholesalers and corporate customers. Bestel designed, constructed and operates a next-generation fiber optic network utilizing Mexican railroad rights of way. The network also extends into the southern part of the United States and includes over 500 km of metropolitan rings for local access in the major cities of Mexico. Bestel also has certain point-to-point and point-to-multipoint wireless licenses in Mexico.

For further information:
Global Light Telecommunications Inc.
530 – 999 West Hastings Street
Vancouver, B.C., V6H 2E6
604-688-0553

This press release contains statements that may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Bestel's, New World's and Global Light's actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as uncertainties related to the telecommunications industry, risks related to delays in construction and installation of additional routes and capacity on Bestel's and New World's networks, risks related to increased construction costs and costs related to the development of business and marketing operations, demand for fiber optic and telecommunications services, risks related to obtaining the funding necessary to meet ongoing financial obligations including debt service payments, fluctuating results related to economic risks, risks related to the political and economic environment in Mexico and other countries in Latin America and other risks more specifically detailed in the Company's reports and filings filed with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.